Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: July 10, 2014

Explanatory note: This article was posted on www.startribune.com on July 5, 2014.

Schafer: Global strategy, not taxes, drove Medtronic’s merger with Covidien

By Lee Schafer

July 5, 2014

It’s become easy to miss all the smart thinking that went into Medtronic’s decision to buy Covidien for $42.9 billion.

And no, there was nothing particularly innovative about moving the corporate mailing address to Ireland to save a couple of percentage points on taxes.

This so-called “corporate inversion” has become the dominant story, of course, but a plan to relocate to Ireland barely even qualifies as thinking. It’s about as clever as buying a condo in Naples to avoid Minnesota state income taxes.

Medtronic CEO Omar Ishrak has tried to explain why the deal is actually about business strategy, insisting that the motive was not about tax rates. He made some headway within the investment community, but business journalists don’t appear as willing to believe him.

Not that Medtronic appears particularly frustrated with its public relations problem. But it seems clear that it underestimated just how mad individual shareholders would get once they learned they faced a capital-gains tax from the transaction and perhaps how many folks in our community felt betrayed that one of ours was leaving for tax reasons.

The story of the deal really goes back to the appointment of Ishrak in 2011. Geoff Martha, the Medtronic executive now leading the integration of Covidien, joined Medtronic just after Ishrak, his former colleague at General Electric.

“We have looked at opportunities to do this since I have been here,” Martha explained last week.

Outsiders didn’t see Covidien as a logical target for Medtronic, Martha said, “but it was really intriguing to us for a variety of reasons.”

Covidien sells different and generally less complicated stuff than the kind of implantable devices Medtronic makes. Covidien products include surgical stapling devices, vessel sealing devices, patient monitoring equipment and what’s commonly just called medical supplies.

As Martha talked through the thought process, however, that lack of overlap was one of the things that Medtronic’s executives found most appealing.

There are, of course, some conventional merger benefits to be had here. Medtronic, for example, has a significantly larger group of clinical researchers, with a staff of about 1,500. Covidien doesn’t have nearly that kind of capability to run multiple clinical trials, but could certainly use it as the company has new products in the pipeline that are more complicated than those of the past.

But the real goal for Medtronic was just to get a lot bigger, and become more far more important to government health ministers, large health care systems and large health insurance companies.

If being undersized seems hard to believe, given Medtronic’s $17 billion in revenue last fiscal year, it helps to understand that Ishrak wants the company to shift into providing hospitals and other care systems with more cost-effective treatment solutions. It needs to move away from trying to sell them a new and improved — and almost certainly more expensive — device.

Here in the United States, the implications of health care reform have upended the financial model for a lot of health care providers. Big systems used to love specialty treatment centers that use a lot of Medtronic products — like a spinal implant — as they were a great way to make some real money.

Now specialty centers just look like they cost too much. Those costs include paying for new and improved models made by Medtronic. Maybe instead centers will elect to take another shipment of the old, far cheaper models.

Among other things, that’s meant that despite spending about $1.5 billion a year on R&D, Medtronic has struggled to increase its revenue.

So Medtronic has elected to begin pitching itself as a partner with big health care systems to provide more than just products. The company is actually running cardiac catheter labs at hospitals in Europe, for instance, and it’s difficult to overstate the significance of this kind of change.

To be successful with this strategy, size matters. As big as Medtronic is, having an even broader array of products and a bigger presence in markets throughout the globe are critical factors in its rollout of a solutions strategy.

Ishrak also has brought more emphasis to Medtronic’s growth in emerging markets, although it’s more likely called “globalization” by the company. Together, Covidien and Medtronic get about 14 percent of their revenue, or about $3.7 billion, from emerging markets and should be able to increase this business faster than it can in mature markets.

Size matters there, too, for some of the same reasons. The Medtronic-Covidien merger will be able to create a sales and distribution organization in more emerging markets. The company knows from experience that its own employees will be much better at educating physicians and government health policy officials — really building a market — than a network of distributors can be.

“Our products are fundamental to our solutions,” Martha said. “[But] we will go in and start selling to governments, payers and providers on outcomes. That’s really where we want to go. That’s why this deal.”

Little of this vision will be fully realized the day the transaction closes, either later this year or early in 2015. The following morning, the combined company will still be mostly selling products.

There may still be a salesperson calling on a bariatric surgeon at the same big hospital in the same half-hour as another Medtronic salesperson is calling on a cardiologist, with a third visiting an orthopedic surgeon.

But the company also will be moving as quickly as it can with a strategy of becoming the global health care solutions provider.

“We [will be] a big enough player that we can’t wait for that to happen,” Martha said. “We can’t wait for the governments; we have to partner with them. That’s where we’re going, and this deal dramatically helps us.”

This is the thinking that should make what Medtronic does top of mind for just about anyone else in the health care industry.

It’s also why one can almost imagine Ishrak completing his first presentation to his board on the Covidien deal, and being asked, “Omar, aren’t we going to pay a lower tax rate once we reincorporate in Ireland?”

“Oh yeah. That, too.”

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.